Sharon D. Mitchell, Attorney at Law
SD Mitchell & Associates, PLC
829 Harcourt Rd. ∙ Grosse Pointe Park, Michigan 48230
 (248) 515-6035 (Phone) (248) 751-6030 (Facsimile) sharondmac2013@gmail.com

13 August  2021

Ms. Anna Abramson
Mr. Larry Spirgel
United States Securities
 And Exchange Commission
Division of Corporation Finance
Office of Technology
Mail Stop 3561
Washington, D.C. 20549

Re:                                GZ6G Technologies Corp.
Registration Statement on Form S-1
Filed May 17, 2021
File No. 333-256224

Dear Ms. Abramson:

We are in receipt of your correspondence dated June 14, 2021, and on behalf of Mr. Cole Smith, Chief Executive Officer of GZ6G Technologies Corp., I would like to take this opportunity to respond to your comments in said correspondence and with regard to the above-referenced Form S-1 Registration Statement for GZ6G Technologies Corp.

Form S-1 filed May 17, 2021

Cover Page

1. Your description of your offering of 16,666,667 shares is not clear.  It appears you are registering the resale of such shares by World Amber Corp. pursuant to the Equity Purchase Agreement.  However, you reference a best efforts, self-underwritten offering of these same shares by your officers and directors to friends, family members and business acquaintances.  Please reconcile.

Response:  This has been revised.

2. Please disclose the Company’s status as a controlled company due to William Coleman Smith’s ownership of all Series B preferred stock.

Response:  We have revised the document to disclose that the Company is a controlled company due to Mr. Smith’s ownership of all of the Series B preferred stock.

3. We note your disclosure that your selling stockholders may sell their shares as “prevailing market prices…”  However, there is no existing trading market for your company’s common stock, so all sales pursuant to this registration statement must be made at a fixed price.  Please revise accordingly.

Response:  We have revised this section.

Ms. Anna Abramson
Mr. Larry Spirgel
United States Securities
 And Exchange Commission
Re:  GZ6G Technologies Corp.; File No. 333-256224
13 August 2021

Prospectus Summary
Future Plans, page 5

4. You state that there is substantial doubt in your ability to continue as a going concern for twelve months.  Please revise to disclose the minimum period of time that you will be able to conduct planned operations using only currently available capital resources.  Refer to Section IV of SEC Interpretive Release 33-8350.

Response:  We have revised this section stating that we believe with our current finances we will be able to continue operations for nine months.

Risk Factors, page 8

5. Please consider including a risk factor describing the potential for cybersecurity incidents and data breaches and their potential impact on your business.

Response:  We have added in risk factors regarding cybersecurity incidents.

We may not be able to further implement our business strategy…page 10

6. Your disclosure that you “do not currently have any arrangements for financing” is not consistent with your discussion regarding the Equity Purchase Agreement and Loan Treaty Agreements.  Please revise.

Response:  We have revised this section.

We have filed an application with the OTC…page 11

7. Please clarify your statement that you “will be unable to get bonded” and explain how you will “lose potential opportunities with venues that require bonding.”

Response:  We have revised this section to eliminate the inability to get bonded.

We are partly dependent on its partner network company…page 14

8. Please describe how you are dependent on CenturyLink and what relationship you have with CenturyLink.

Response:  We have revised this section to more accurately describe our relationship with CenturyLink.

We have a short operating history in Digital Media…page 14

9. We note your disclosure that you “have relationships with Fortune 500 entities that have expressed desire to sponsor our WiFi networks.”  Please disclose the nature of these relationships.  We also note your disclosure on page 30 that “many of these companies have annual budgets of $20 million to $50 million for marketing opportunities to consumers through GZ6G Technologies Wi-Fi networks.”  Please describe your basis for concluding that these companies have budgets set for your networks and how you determined the amount of those budgets.

Response:  We have revised this section.

Ms. Anna Abramson
Mr. Larry Spirgel
United States Securities
 And Exchange Commission
Re:  GZ6G Technologies Corp.; File No. 333-256224
13 August 2021

GZ6G Technologies will need to raise capital…page 15

10.   Please describe your plans to “design, engineer, and implement a communications chip” including the status of development efforts for, anticipated timeframe for completion of, and any material costs associated with the planned product.  We also note your disclosure on page 32 that “GZ6G is moving Wi-Fi network utility to the next level with chip development that will enable greater speeds and greater security, while significantly enhancing the user experience.”

Response: We have revised this risk factor to more accurately describe our position.

Use of proceeds, page 18

11.    We note your disclosure that you will receive proceeds from sales of your shares “by MAC.”  Please advise.

Response:  This was a typographical error – it should have read “WAC” and has been revised as such.

Selling Stockholders, page 19

12. Please clarify how the ownership of eSilkroad Network Ltd. and World Amber Corp. will remain below 9.99% of the total issued and outstanding shares of common stock.  For example, disclose that you will be unable to put shares to World Amber Corp. if such put would increase World Amber Corp.’s beneficial ownership above 9.99%.  Clarify whether eSilkroad Network Ltd. is prohibited under the Loan Treaty Agreement from converting any portion of the outstanding loan if the conversion would result in eSilkroad owning more than 9.99% of the company’s common stock.

Response:  We have revised this section to disclose how both eSilkroad Network Ltd. and World Amber Corp will remain as beneficial owners of no more than 9.99% of the issued and outstanding shares of common stock.

Description of Business
Company Overview, page 25

13. Here and in the Prospectus Summary, please describe your current business, including current revenue-generating activities, customers, and the status of development efforts for, anticipated timeframe for completion of, and any material costs associated with your planned products and services.  Please clarify which products and services are currently operational and which are future plans.  Refer to Item 101 of Regulation S-K.

Response:  We have revised this section to more accurately describe the business.

14. We note that your headquarters are listed as 8925 West Post Road, Suite 102, Las Vegas, NV, 89148, which is different from the principal executive offices listed on your cover page.  Please advise.

Response:   We have revised the address on the cover page to reflect the Las Vegas address.

Market Opportunity, page 28

Ms. Anna Abramson
Mr. Larry Spirgel
United States Securities
 And Exchange Commission
Re:  GZ6G Technologies Corp.; File No. 333-256224
13 August 2021

15.    Please disclose the nature of the “relationships with large public companies smart solutions teams selling” your products and services.

Response:  We have revised this section.

Growth Strategy, page 37

16. Please explain the relevance of the quotes included in this section to your business and how they relate to your growth strategy.

Response: We have revised this section to eliminate these quotes.

Directors, Executive Officers, and Control Persons
Executive Summaries, page 48

17. Please provide details of Mr. Smith’s business experience for the past five years, including his principal occupations and employment and the name and principal business of any corporation or other organization in which such occupations and employment were carried on.  Refer to Item 401€ of Regulation S-K.  In addition, you state on page 13 that “Our Directors and Executive Officers are Directors and Executive Officers of Green Zebra Media, our subsidiary.”  Please disclose the position(s) held by your sole director and executive officer at Green Zebra Media.

Response:  We have revised these sections to disclose the positions held by Mr. Smith.

Executive Compensation
Conflicts of Interest, page 51

18. Please disclose the related party transactions discussed in Note 8 of your Financial Statements.  Refer to Item 404 of Regulation S-1.

Response: We have revised this section to include the potential conflict of interest.

Security Ownership of Certain Beneficial Owners and Executive Management, page 52

19. Please include the shares underlying Mr. Smith’s Class A preferred stock in his common share holdings in the security ownership table.  Refer to Item 403 of Regulation S-K and Rule 13d-3 of the Exchange Act.

Response:  The Preferred Shares were not issued as officer/director compensation.  They were issued to Mr. Smith as compensation for 49% equity interest in his company, Green Zebra Media Corporation, thus those shares are not included in the officer/director compensation tables.

Signatures, page 62

20. Please ensure that your signature page conforms to the requirements of Form S-1.  In this regard, we note that you have not identified your principal financial officer and principal accounting officer or controller.  Refer to the Instructions for Signatures of Form S-1.

Response:  We have revised this section to include all signatures.

Ms. Anna Abramson
Mr. Larry Spirgel
United States Securities
 And Exchange Commission
Re:  GZ6G Technologies Corp.; File No. 333-256224
13 August 2021

Notes to the Unaudited Condensed Consolidated Financial Statements, page F-28

21. Please disclose any significant subsequent events and the date through which subsequent events have been evaluated and the nature of this date.  Refer to ASC 855-10-50-1.

Response:  We have revised this section.

General

22.    We note that you are attempting to register resales of your common stock under the Equity Purchase Agreement; however, registration of resales by World Amber Corp. pursuant to the Equity Purchase Agreement are only permitted under Rule 415 into an existing market for the company’s common stock.   The OTC Market is not considered an existing trading market.  Therefore, registration of the resale of these shares is only permitted under Rule 415 after all these shares have been sold to World Amber Corp or the Company’s application to have its common stock quoted on the OTCQB is approved.  Until then, please remove these shares from the registration statement.  See Securities Act Sections Compliance and Disclosure Interpretation 139.13.

Response:  We have filed our OTCQB application with the OTC and have been advised that it should go live by Friday, August 20, 2021, at latest.

Thank you for your kind assistance regarding this matter.  Should you have any questions, or need further information, please do not hesitate to contact me at any of the numbers listed above, or Mr. Cole Smith at (949) 872-1965.

With best regards,

/s/ Sharon D. Mitchell
Sharon D. Mitchell

/
cc: Mr. Cole Smith
      Chief Executive Officer
      GZ6G Technologies Corp.